UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
                16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR SEPTEMBER 17, 2002
                             -------------------


                             INSIDE HOLDINGS INC.
                  ------------------------------------------
                (Translation of registrant's name into English)

           Suite 1260, 609 Granville Street, Vancouver, B.C., Canada
           ---------------------------------------------------------
                  (Address of principal executive offices)

   [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F  X       Form 40-F
                         -----              -----
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                              Yes       No   X
                              ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant In connection with Rule 12g3-2(b):

Inside Holdings Inc. has completed the acquisition of all of the issued and outstanding securities of SHEP Limited ("SHEP") based in the Isle of Man.

Copy of the News Release is attached hereto and filed as Exhibit 99.1 to this filing on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


INSIDE HOLDINGS INC.

By:   "Malcolm P. Burke"
 -----------------------
Name: Malcolm P. Burke
Title: Director
Date:   September 17, 2002











Exhibit 99.1
News Release
September 17, 2002


INSIDE HOLDINGS INC. CONFIRMS ACQUISITION OF SHEP LIMITED

VANCOUVER, CANADA - September 17, 2002 - INSIDE HOLDINGS INC. (the "Company" or "Inside") (OTC BB: IHLGF), announced today that it has completed the acquisition of all of the issued and outstanding securities of SHEP Limited ("SHEP") based in the Isle of Man. The transaction was effected in accordance with the terms of a letter agreement dated May 22, 2002 and subsequent amendments (collectively the "Letter Agreement") with SHEP, Ifield Technology Limited ("Ifield"), EuroCapital Markets Ltd. ("Euro"), Marshalsea Hydraulics Executive Pension Scheme ("Marshalsea") and others. Under the terms of the Letter Agreement, the Company is raising a minimum of US$1.5 million, on a best efforts basis, to provide working capital for the new business.

As consideration for the purchase of 100% of the outstanding shares of SHEP, Inside has issued 10,600,000 shares of common stock from treasury at a deemed price of C$0.50 per share, and has advanced to SHEP the sum of 192,000 lbs. (US$299,175) for acquisition from Ifield of additional operating assets (inventory, fixtures and intellectual property). Immediately prior to the acquisition, Inside had 9,735,300 shares of common stock outstanding
Accordingly, pursuant to generally accepted accounting principles, the acquisition of SHEP will be treated as a reverse takeover of Inside.

Upon closing of the acquisition, of the 10,600,000 shares of common stock issued by the Company, Ifield, of Isle of Man acquired 4,720,070 shares representing approximately 23.21% of the issued shares of the Company in consideration for the transfer to the Company of 4,720,070 shares of SHEP. Ifield has advised that it has acquired these securities for investment purposes and that its intention is to evaluate the investment in the Company and to increase and decrease its shareholdings as circumstances require.

The acquisition of SHEP includes two wholly owned subsidiaries - SHEP Technology Inc., a Maine, USA company, and SHEP Technologies Inc., a Delaware, USA company, intellectual property and additional operating assets associated with the SHEP business. At the date of acquisition, management of SHEP advised that SHEP had a consolidated net liability position of approximately US$280,000.

Under the terms of the transaction, it is anticipated that the management of SHEP will assume senior executive positions within the Company and will be represented on the board of directors. Additionally, the Company is also seeking to change its name to SHEP Technologies, Inc. or a similar name reflecting the new SHEP operating focus.

About SHEP Limited
SHEP  Limited  is a  corporation  based in the Isle of Man  with  operations  in
Taunton, England and in the United States.   SHEP  has  designed  and  developed
proprietary energy technology for application in the global automotive sector.

The SHEP Technology System, using electronics and proprietary hydraulic pump motors, captures otherwise lost kinetic energy generated during vehicle braking, and utilizes this energy for vehicle acceleration during the inefficient low-speed acceleration phase. Under a controlled test environment at one of the world's largest automotive manufactures over the last 18 months, significant fuel savings, together with reduced engine and brake wear and tear were realized.
The system is intended to be equally applicable to delivery, service and passenger vehicles of all sizes and variety. Optimal use of SHEP technology is anticipated in high density urban traffic environment where acceleration and braking cycles are frequent - accordingly buses, trucks, taxis and subway systems could be ideal applications.

The Company  anticipates  licensing  its  "Stored Hydraulic Energy Propulsion"
(SHEP) to automotive manufacturers and their Tier One suppliers. Hydraulic propulsion is being embraced by Original Equipment Manufacturers ("OEMs") in the automotive industry. In particular, SHEP components are incorporated as an integral part of one of the major North American auto producer's hydraulic launch assist equipped development vehicles which passed its formal proof of concept in December 2000 and is currently undergoing 'Implementation Ready' testing.

ON BEHALF OF THE BOARD OF DIRECTORS

"Malcolm P. Burke" and "Tracy A. Moore"
----------------------------------------------
Malcolm P. Burke and Tracy A. Moore, Directors

Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company in tends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

For further information, please contact:
Malcolm P. Burke
Tel: 604-689-1515